AD 2/14

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SECUR 08026058 MISSION

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

FEB 13 2008

Washington, DC 110

| SEC FILE NUMBER |
| --- |
| 8- 32235 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
DMG Securities, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Great Falls Professional Center, 737 Walker Road, Suite 3
(No. and Street)

| Great Falls | VA | 22066 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Guntle — 703-757-9900
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

| 1514 Old York Road | Abington | PA | 19001 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 19 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



2/15 AA

# OATH OR AFFIRMATION

I, Patricia Guntle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DMG Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Patricia Guntle
Signature

Principal Financial Officer
Title

Mary Alice Benonis
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

# DMG SECURITIES, INC.
## Financial Statements
## and
## Supplemental Schedules Pursuant
## to SEC Rule 17a-5

**December 31, 2007**

## TABLE OF CONTENTS

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS
1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX
140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

MEMBERS OF
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITOR'S REPORT

To the Shareholders and
Board of Directors
DMG Securities, Inc.

We have audited the accompanying statement of financial condition of DMG Securities, Inc. as of December 31, 2007, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DMG Securities, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 5, 2008

Sanville & Company
Certified Public Accountants

# DMG SECURITIES, INC.
## Statement of Financial Condition
## December 31, 2007

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 372,129 |
| Receivable from clearing broker | | 79,702 |
| Deposit with clearing broker | | 15,000 |
| Prepaid expenses | | 19,662 |
| Total assets | $ | 486,493 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Commissions payable | $ | 110,284 |
| Accrued expenses | | 136,555 |
| Total liabilities | | 246,839 |
| Commitments and contingent liabilities | | |
| Stockholder's Equity: | | |
| Common stock, $.01 par value - 10,000 shares authorized 6,000 shares issued and outstanding | | 60 |
| Additional paid-in capital | | 171,040 |
| Retained earnings | | 68,554 |
| Total stockholder's equity | | 239,654 |
| Total liabilities and stockholder's equity | $ | 486,493 |

The accompanying notes are an integral part of these financial statements.

DMG SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2007

| | |
|---|---|
| **REVENUE** | |
| Commission income - equities | $ 2,873,086 |
| Commission income - mutual funds | 149,959 |
| Other revenue | 170,163 |
| Total revenue | 3,193,208 |
| **EXPENSES** | |
| Commission expense | 1,354,701 |
| Clearing charges | 140,484 |
| Salaries and other employment costs | 1,326,701 |
| Regulatory fees and expenses | 12,940 |
| Professional fees | 55,030 |
| Rent and occupancy costs | 47,258 |
| Quotation services | 13,957 |
| Travel and entertainment | 106,827 |
| Office expense | 59,436 |
| Insurance | 34,797 |
| Telephone | 38,641 |
| Total expenses | 3,190,772 |
| Net income | $ 2,436 |

The accompanying notes are an integral part of these financial statements.

# DMG SECURITIES, INC.
## Statement of Changes in Stockholder's Equity
## For the Year Ended December 31, 2007

| | Common Stock Shares | | Common Stock Amount | | Additional Paid-In Capital | | Retained Earnings | | Total Stockholder's Equity |
|---|---|---|---|---|---|---|---|---|---|
| Balance at January 1, 2007 | 6,000 | $ | 60 | $ | 171,040 | $ | 66,118 | $ | 237,218 |
| Net income for the year | - | | - | | - | | 2,436 | | 2,436 |
| Balance at December 31, 2007 | 6,000 | $ | 60 | $ | 171,040 | $ | 68,554 | $ | 239,654 |

The accompanying notes are an integral part of these financial statements.

DMG SECURITIES, INC.
Statement of Changes in Subordinated Borrowings
December 31, 2007

| | |
|---|---|
| Subordinated borrowings at January 1, 2007 | $ - |
| Increases: | - |
| Decreases: | - |
| Subordinated borrowings at December 31, 2007 | $ - |

The accompanying notes are an integral part of these financial statements.

DMG SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31,2007

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 2,436 |
| Changes in assets and liabilities: | | |
| (Increase) decrease in assets: | | |
| Receivable from clearing broker | | 126,155 |
| Prepaid expenses | | ( 815) |
| Increase (decrease) in liabilities: | | |
| Commissions payable | | (283,403) |
| Accrued expenses | | 120,151 |
| Net cash provided by operating activities | | ( 35,476) |
| Net increase in cash | | ( 35,476) |
| Cash at beginning of year | | 407,605 |
| Cash at end of year | $ | 372,129 |
| Supplemental disclosures of cash flow information | | |
| Cash paid during the year for: | | |
| Interest paid | $ | - |
| Income taxes | $ | - |

The accompanying notes are an integral part of these financial statements.

## 1. ORGANIZATION

DMG Securities, Inc. ("The Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the state of Delaware. The Company, like other broker dealers and investment advisors, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Revenue* - Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade basis.

*Fair Value of Securities* - Securities owned and sold, but not yet purchased, are valued at market value and the resulting difference between cost and market is included in income.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which because of short-term nature of the financial instruments, approximate current fair value.

*Use of Estimates* - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

*Income taxes* – The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the corporate income. Accordingly, no provision has been made for federal or state income tax for the year ended December 31, 2007, in the accompanying financial statements.

*Cash and cash equivalents* – The Company includes as cash and cash equivalents amounts invested in money market funds.

## 3. DEPOSIT WITH CLEARING BROKER

The Company maintains a clearing agreement with National Financial Services LLC. Under the agreement the Company maintains a clearing deposit of $15,000.

## 4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through National Financial Services LLC on a fully disclosed basis.

## 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires the that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company's "Aggregate Indebtedness" and "Net Capital" (as defined) were $246,839 and $207,086, respectively, and its net capital ratio was 1.19 to 1.0. "Net Capital" exceeded minimum capital requirements by $157,086 at that date.

## 6. LEASE COMMITMENT

The Company lease of its office space expired March 31, 2007. The Company continues to lease its office space on a month to month basis. The current monthly lease payment is $3,894. The Company paid rent expense of $43,792 for the year ended December 31, 2007. The Company also leases storage space on a month to month basis. The rent expense for the year ended December 31, 2007 was $3,466 for that lease.

DMG SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total stockholder's equity | $ | 239,654 |
| Deduct stockholder's equity not allowable for Net Capital: | | - |
| Total stockholder's equity qualified for Net Capital | | 239,654 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Commissions receivable | | 19,662 |
| Prepaid expenses | | 1,463 |
| Fidelity bond deductible | | 4,000 |
| Total non-allowable assets | | 25,125 |
| Net Capital before haircuts on securities positions | | 214,529 |
| Trading and investment securities: | | |
| Money market fund | | 7,443 |
| Net Capital | $ | 207,086 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Total aggregate indebtedness liabilities from Statement of Financial Condition | | |
| Commissions payable | $ | 110,284 |
| Accrued expenses | | 136,555 |
| Total aggregate indebtedness | $ | 246,839 |
| Percentage of aggregate indebtedness to Net Capital | | 119% |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | - |

DMG SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Minimum Net Capital (6 2/3% of $246,839) | $ | 16,456 |
| Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement | $ | 50,000 |
| Net Capital requirement | $ | 50,000 |
| Excess Net Capital | $ | 157,086 |
| Excess Net Capital at 1000% | $ | 182,403 |

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

DMG SECURITIES, INC.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
DMG Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of DMG Securities, Inc. (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 5, 2008

Certified Public Accountants

END